Mail Stop 6010
Via Facsimile and U.S. Mail

November 9, 2007

Paul J. Maddon M.D., PH.D
Chief Executive Officer
Progenics Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, NY 10591

> **Re:** **Progenics Pharmaceuticals, Inc.**
> **Form 10-K for fiscal year ended December 31, 2006**
> **File No. 000-23143**

Dear Dr. Maddon:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

9. License and Co-Development Agreement with Wyeth Pharmaceuticals, F-19

1. Please provide the following information regarding your accounting for the Collaboration Agreement with Wyeth Pharmaceuticals, which you have determined should be treated as a single unit of accounting.

    - Explain more specifically how you determined the period over which performance obligations for all of the deliverables within this single unit of accounting will be completed and the related non-refundable upfront license fees will be recognized as revenue. These deliverables appear to involve the manufacturing as well as the development of methylnaltrexone. Also, provide a quantification of this estimated performance period, changes made in this estimate during each period presented and the magnitude of reasonably likely changes expected in the future.

- For each of the deliverables within this unit of accounting, disclose the amount of contractual cash flows. Also, you do not appear to have specifically associated a cash flow stream with your participation in several committees defined within the Agreement. Disclose the nature and duration of your committee responsibilities and why you have not attributed revenue to this participation.

- Demonstrate for us why recognition of the upfront payment under the proportionate performance method is appropriate when apparently you "cannot estimate the total remaining costs to be incurred and the timing to complete [y]our research and development programs" as disclosed on page 44.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Mark Brunhofer, Staff Accountant, at 202-551-3638, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant